SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release dated February 6, 2008: José -Luis Durán and Charles-Henri Filippi join France Telecom's Board of Directors.

press release

Paris, February 5, 2008

José-Luis Durán and Charles-Henri Filippi join France Telecom's Board of Directors

At the Board meeting on February 5, France Telecom's Directors co-opted José-Luis Durán and Charles-Henri Filippi. These appointments will be put forward to be ratified at the general shareholders' meeting on May 27.

With these appointments, the Board is back up to 15 Directors, with José-Luis Durán replacing Arnaud Lagardère, who had stood down, and Charles-Henri Filippi taking over from Stéphane Richard, who had left the Board of Directors after being appointed chief of staff for the French Ministry for the Economy, Finance and Employment.

The Board of Directors would like to express its recognition of Arnaud Lagardère’s work on behalf of the Board since February 25, 2003.

José-Luis Durán has been Chairman of Carrefour's Group Management Board since April 2005. After studying economics, José-Luis Durán began his career in 1987 at Arthur Andersen. After joining Pryca (a Carrefour subsidiary) in 1991, he worked as a management controller (1991-1994), then as management controller for Southern Europe (1994-1996), and subsequently as management controller for the Americas up until 1997. After serving as Chief Financial Officer for Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed as Carrefour’s Executive Vice President for Finance, Management, Organization and Systems, joining the Group's Executive Committee. On February 3, 2005, José-Luis Durán was appointed as a Director and Chief Executive Officer of the Carrefour Group.

José-Luis Durán has been a Director of HSBC Holding plc since January 1, 2008.

Charles-Henri Filippi has been Non-Executive Chairman of HSBC France since August 2007, after previously serving as its Chairman and Chief Executive Officer. Having joined HSBC France in 1987 after time spent within the French civil service and ministerial offices, he was appointed Chief Executive Officer for HSBC France in 1998, before joining the HSBC Group's Executive Management team in 2001, responsible for key account activities for the entire Group. Charles-Henri Filippi is also a Director at HSBC Bank Plc.

Press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 6, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer